**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**

**Washington, D.C. 20549**

# FORM C

**UNDER THE SECURITIES ACT OF 1933**

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

***Name of Issuer:***

It's Skinny, Inc.

***Legal status of Issuer:***

***Form:***

Corporation

***Jurisdiction of Incorporation/Organization:***

Delaware

***Date of Organization:***

May 19, 2022

***Physical Address of Issuer:***

13785 Research Boulevard, Suite 125, Austin, Texas 78750

***Website of Issuer:***

https://itsskinny.com

***Is there a co-issuer?*** _X_ ***yes*** __ ***no.***

***Name of Co-Issuer:***

It's Skinny Reg CF LLC

***Legal status of Co-Issuer:***

    ***Form:***

    Limited Liability Company

    ***Jurisdiction of Incorporation/Organization:***

    Delaware

    ***Date of Organization:***

    November 14, 2023

***Physical Address of Co-Issuer:***

13785 Research Boulevard, Suite 125, Austin, Texas 78750

***Website of Co-Issuer:***

None

***Name of Intermediary through which the Offering will be Conducted:***

DealMaker Securities LLC

***CIK Number of Intermediary:***

0001872856

***SEC File Number of Intermediary:***

008-70756

***CRD Number of Intermediary:***

315324

***Name of qualified third party "Escrow Agent" which the Offering will utilize:***

Enterprise Bank and Trust

***Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:***

At the conclusion of the Offering, the Issuer shall pay a fee of eight and one-half percent (8.5%) of the dollar amount raised in the Offering to the Intermediary. The Intermediary's affiliates will receive a fixed fee of $13,000, and monthly fees of $17,000.

***Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:***

N/A

***Type of Security Offered:***

Class B Common Stock (non-voting)

***Target Number of Securities to be Offered:***

4,226

***Price (or Method for Determining Price):***

$2.32

***Target Offering Amount:***

$10,000.41

***Oversubscriptions Accepted:***

☑ Yes
☐ No

***Oversubscriptions will be Allocated:***
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

***Maximum offering amount (if different from Target Offering Amount):***

$1,234,998.13

***Deadline to reach the Target Offering Amount:***

March 28, 2024

**If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

***Current Number of Employees:***

8

|  | Most recent fiscal year-end (2022)* | Prior fiscal year-end (2021)* |
|---|---|---|
| **Total Assets** | $3,958,617 | $935,913 |
| **Cash & Cash Equivalents** | $1,201,649 | $8,608 |
| **Accounts Receivable** | $667,399 | $277,338 |
| **Short-term Debt** | $1,000,000 | $471,571 |
| **Long-term Debt** | $707,028 | $290,100 |
| **Revenues/Sales** | $4,277,597 | $2,164,951 |
| **Cost of Goods Sold** | $3,578,172 | $1,579,480 |
| **Taxes Paid** | $0.00 | $0.00 |
| **Net Income** | $(1,995,342) | $(1,264,701) |

\* Reflects the financial results for the Company, It's Skinny, Inc., for the periods noted. Financials for the Company are attached hereto as Exhibit A and made a part hereof. The inception financials for the Crowdfunding SPV, It's Skinny Reg CF LLC, are attached hereto as Exhibit B and made a part hereof.

***The jurisdictions in which the issuer intends to offer the securities:***

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**March 7, 2024**

**It's Skinny, Inc.**



**Up to $1,234,998.13 of Class B Common Stock**

It's Skinny, Inc. ("**It's Skinny**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $10,000.41 (the "**Target Offering Amount**") and up to a maximum amount of $1,234,998.13 (the "**Maximum Offering Amount**") of Class B Common Stock (the "**Securities**"), at a purchase price of $2.32 per share (plus a 2% investor processing fee on each transaction) on a contingency basis as described in this Form C (this "**Offering**"). The investment will be made through It's Skinny Reg CF LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933, as amended (the "**Crowdfunding SPV**"). We must raise an amount equal to or greater than the Target Offering Amount by March 28, 2024 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

In addition to, and in conjunction with the, the Shares offered for sale to investors by the Company in this Offering, the Company is offering investors, on the conditions set forth in this Form C, bonus shares of the Securities ("**Bonus Shares**"), in each case, depending on, and determined on the basis of, the date and/or amount of a given investor's investment. No additional consideration will be received by the Company for its issuance of Bonus Shares. See the section below titled "*Investment Incentives and Bonuses*".

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank and Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (**"Regulation CF"**), using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

|  | Price to Investors | Service Fees and Commissions (1) | Net Proceeds |
|---|---|---|---|
| **Minimum Individual Purchase Amount (2)** | $999.92 | $84.99 | $914.93 |
| **Investor Processing Fee (3)** | $20.00 | -- | $20.00 |
| **Target Offering Amount** | $10,000.41 | $850.03 | $9,150.38 |
| **Maximum Offering Amount** | $1,234,998.13 | $104,974.84 | $1,130,023.29 |

(1)     This excludes fees to Company's advisors, such as attorneys and accountants.

(2)     The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

(3)     The Company will charge each Investor a fee of two percent (2%) of the Investor's investment amount (the "**Investor Processing Fee**"). The Investor Processing Fee is counted toward the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF (as described in the section below titled "*Capitalization And Ownership*") and is in addition to the $999.92 minimum investment per Investor. The Intermediary does receive commissions on the Investor Processing Fee.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.**

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER

DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED *"RISK FACTORS"* BEGINNING ON PAGE 4.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS AND ARE SUBJECT TO RIGHTS OF FIRST REFUSAL IN FAVOR OF THE COMPANY. IN ADDITION TO THE TRANSFER RESTRICTIONS AND RIGHTS OF FIRST REFUSAL IMPOSED BY THE COMPANY, NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

**SPECIAL NOTICE TO FOREIGN INVESTORS**

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

**NOTICE REGARDING THE ESCROW AGENT**

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS,

OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to Investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Bad Actor Disclosure**

Neither the Company nor the Crowdfunding SPV, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

**Ongoing Reporting**

Following the first sale of the Securities, the Company will file a report electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://itsskinny.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

**Updates**

Updates on the status of this Offering may be found at: invest.itsskinny.com.

The date of this Form C is March 7, 2024.

TABLE OF CONTENTS

# ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C, or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

## CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C, or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

# SUMMARY

*The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."*

**The Company**

It's Skinny, Inc. is a corporation formed in Delaware on May 19, 2022. The Company's purpose is to manufacture and sell products to consumers throughout North America under the brand name 'It's Skinny'. The Company's flagship product is a low carb, low calorie, and gluten free pasta called It's Skinny Pasta.

The Company is located at 13785 Research Boulevard, Suite 125, Austin, Texas 78750.

The Company's website is https://itsskinny.com.

The Company conducts business and sells its products and services through the internet throughout North America.

A full description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under invest.itsskinny.com and is attached as <u>Exhibit C</u> to this Form C.

**The Offering**

| | |
|---|---|
| **Minimum Amount of the Securities Offered** | 4,226 ** |
| **Name of Securities+** | Class B Common Stock |
| **Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)** | 4,226 ** |
| **Maximum Offering Amount of Securities Offered** | $1,234,998.13 |
| **Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)** | 521,889 ** |
| **Price Per Security** | $2.32 ^ |
| **Minimum Individual Purchase Amount** | $999.92* |
| **Maximum Individual Purchase Amount** | Unlimited (subject to Regulation CF limits) * |

| | |
|---|---|
| **Offering Deadline** | March 28, 2024 |
| **Use of Proceeds** | See the description of the use of proceeds on page 24 hereof. |
| **Voting Rights** | See the description of the voting rights on page 37 hereof. |

+ As an investor in this Offering, you will be purchasing membership interests in It's Skinny Reg CF LLC (i.e., the Crowdfunding SPV), which will be the entity holding the Securities and which will have the rights of a holder of the Securities of the Company, pursuant to the SPV Subscription Agreement (as defined below) attached hereto as <u>Exhibit G</u>.

^ The Company will charge each Investor the Investor Processing Fee of two percent (2%) of the Investor's investment amount. The aggregate amount of fees paid by Investors will be included towards the $1,234,998.13 Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

* The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion.

** The minimum number of shares offered and maximum number of shares offered are subject to adjustment for bonus shares (see the section titled "*Investment Incentives and Bonuses*", below).

## INVESTMENT INCENTIVES AND BONUSES

### Bonus Shares Generally

Certain Investors in this Offering are eligible for an "combo/avid investor perk" and/or "volume-based perk," representing the right to receive the Bonus Shares, if the Investors satisfy the criteria set forth below. All such Investors will receive, as part of their investments, Bonus Shares in addition to the Shares purchased for cash. The number of Bonus Shares will be a percentage of the Shares actually purchased in this Offering, and could be as high as 9%, depending upon qualification (if at all) in one of the eligibility categories described below. An Investor's entitlement (if any) to Bonus Shares will be based on whether the related investment was made within the respective time frame and/or in the respective amount of a Bonus Share perk (as described below). Whether a given purchase qualifies for a particular Bonus Share perk will be based on the time and amount of the Investor's execution of the Subscription Agreement.

In order to receive Bonus Shares, an Investor must submit a single investment that meets the Minimum Individual Purchase Amount. Bonus Shares will not be granted if an Investor submits multiple investments that, when combined, meet the Minimum Individual Purchase Amount. All Bonus Shares (if any) will be issued after the completion or termination of this Offering.

In addition, Investors will only be eligible for the highest perk available in each of the two categories of perks below.

Further, the payment of the Investor Processing Fee, as described below, will not be included in the calculation of the Bonus Shares an Investor is eligible to receive (if any).

### Combo/Avid Investor Perk*

- Invest $500+ (minimum investment) within the first 30 days and receive 1% bonus shares
- Invest $1,000+ within the first 30 days and receive 2% bonus shares
- Invest $2,500+ within the first 30 days and receive 3% bonus shares
- Invest $5,000+ within the first 30 days and receive 4% bonus shares
- Invest $10,000+ within the first 30 days and receive 5% bonus shares

### Volume-Based Perks

- Tier 1 Perk — Invest $500+ and receive a free t-shirt
- Tier 2 Perk — Invest $1000+ and receive free t-shirt & hat
- Tier 3 Perk — Invest $5,000+ and receive free hoodie, t-shirt & hat + 1% bonus shares
- Tier 4 Perk — Invest $10,000+ and receive an invitation to a group zoom call with the CEO, free hoodie, t-shirt, hat and 1 month supply of It's Skinny Pasta + 2% bonus shares
- Tier 5 Perk — Invest $25,000+ and receive 1 on 1 with the CEO, free hoodie, t-shirt, hat, and 2 month supply of It's Skinny Pasta + 3% bonus shares
- Tier 6 Perk — Invest $50,000+ and receive dinner with CEO, free hoodie, t-shirt, hat, and 3 month supply of It's Skinny Pasta + 4% bonus shares

*\* The 30 days begins upon the filing of the Form C being reflected on the SEC's EDGAR System and concludes 30 days later at 11:59 pm CST (5:59 am UTC the next day (UTC+6)).*


**RISK FACTORS**


*Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.*

**Risks Related to the Company's Business and Industry**

***As a newly formed company, we have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***

We were originally formed as SP Global, LLC, a Texas limited liability company, on January 23, 2020, converted to a Texas corporation, SP Global, Inc., effective September 15, 2020, and subsequently converted to a Delaware corporation effective May 19, 2022, and, accordingly, we have limited independent history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations, and prospects in light of the risks, expenses and challenges faced as an early-stage company.

***We may implement new lines of business or offer new products and services within existing lines of business.***

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract


4


clients or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

***Consumer acceptance and desire for existing and emerging healthy foods, snacks and beverages are continually changing and are extremely difficult to predict.***

The Company is striving to be on the right side of this macro shift of increased consumer concerns about nutrition, healthy diets and food allergies that are ever changing. This brings to our business the risk that sales of our products may decline due to changes in consumer tastes or other reasons beyond the control of the Company. The consumer acceptance and resulting success of new products will be one of the keys to the success of the Company's business plan. There can be no assurance that the Company will succeed in the development of any new products or that any new products developed by the Company will achieve market acceptance or generate meaningful revenue for the Issuer.

***If we are unable to anticipate consumer preferences and successfully develop and introduce new, innovative, and updated products, we may not be able to maintain or increase our sales or achieve profitability.***

We believe the Company has assembled a quality team to grow the Company. However, it is possible that the Company will not be able to successfully implement future components of the business model. If the Company is unable to operationalize future components of the business model, or the market does not respond positively to them, then our business plan may be at risk of failure despite any corrective actions we may take. Furthermore, as discussed above, the Company may make changes to its business, including its products and services, for any number of reasons and customers may choose to no longer purchase our products. Our success depends on our ability to timely identify and originate product trends as well as to anticipate and react to changing consumer demands.

***We rely on other companies to provide ingredients and services for our products.***

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon ingredients or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of our products, or from whom we acquire such items, do not provide products or ingredients which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom ingredients available from only one source. Continued availability of those ingredients at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common ingredients instead of ingredients customized to meet our requirements. The supply of ingredients for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

***The inability of any supplier, co-packer, third-party distributor or transportation provider to deliver or perform for us in a timely or cost-effective manner could cause our operating costs to increase and our profit margins to decrease.***

We must continuously monitor our inventory and product mix against forecasted demand or risk having inadequate supplies to meet consumer demand as well as having too much inventory on hand that may reach its expiration date and become unsaleable. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase, and our profit margins could decrease. Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We use third-party transportation providers for our product shipments. Transportation services include scheduling and coordinating transportation of finished products to our customers, shipment tracking and freight dispatch services. Our use of transportation services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs, including keeping our products adequately refrigerated during shipment. Any such change could cause us to incur costs and expend resources. Moreover, in the future we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our business, financial condition and results of operations.

***Product recalls and product liability, as well as changes in product labeling, safety and other consumer protection laws, may adversely impact our operations, merchandise offerings, reputation, financial condition, results of operations, and cash flows.***

We are subject to regulations by a variety of federal, state, and international regulatory authorities, including regulations regarding the safety and quality of our products. We purchase products and ingredients from different vendors. One or more of our vendors might not adhere to product safety requirements or our quality control standards, and we might not identify the deficiency before products ship to our customers. Any issues of product labeling or safety, or allegations that our products are in violation of governmental regulations, could cause those products to be recalled. If our vendors fail to manufacture or import ingredients or products that adhere to our quality control standards, product safety requirements, or applicable governmental regulations, our reputation and brands could be damaged, potentially leading to increases in customer litigation against us. Further, to the extent we are unable to replace any recalled products, we may have to reduce our product offerings, resulting in a decrease in sales. If our vendors are unable or unwilling to recall products failing to meet our quality standards, we may be required to recall those products at a substantial cost to us. Moreover, changes in product safety or other consumer protection laws could lead to increased costs to us for certain products, or additional labor costs associated with readying products for sale.

***Our products rely on independent certification that they are gluten-free.***

We rely on independent certification of our gluten-free products and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. The U.S. Food and Drug Administration (the "**FDA**") has defined the term "gluten-free", and we must comply with the FDA's definition if we include this label on our products. Our products could lose their non-GMO and gluten-free certifications if our raw material suppliers lose their product certifications for those specified claims. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

*Our inability to secure, maintain and increase our presence in retail stores could adversely impact our revenue, and in turn our business, financial condition, results of operations and prospects could be adversely affected.*

Our operations include sales to retail stores and their related websites, which has accounted for a substantial portion of our revenue. The success of our business is largely dependent on our continuing development of strong relationships with such stores. The loss of our relationship with any large retail partner could have a significant impact on our revenue. In addition, we may be unable to secure adequate shelf space in new markets, or any shelf space at all, until we develop relationships with the retailers that operate in such markets. Consequently, growth opportunities through our retail channel may be limited and our revenue, business, financial condition, results of operations and prospects could be adversely affected if we are unable to successfully establish relationships with other retailers in new or current markets.

*Increases in raw materials, packaging, oil and natural gas costs and volatility in the commodity markets may adversely affect our results of operations.*

Our financial results depend to a large extent on the costs of raw materials, packaging, oil and natural gas, and our ability to pass the costs of these materials onto our customers. Historically, market prices for commodity grains and food stocks have fluctuated in response to a number of factors, including economic conditions such as inflation, changes in U.S. government farm support programs, changes in international agricultural trading policies, impacts of disease outbreaks on protein sources and the potential effect on supply and demand as well as weather conditions during the growing and harvesting seasons. Fluctuations in paper, steel and oil prices, which affect our costs for packaging materials, have resulted from changes in supply and demand, general economic conditions and other factors. In addition, we have exposure to changes in the pricing of oil and natural gas, which affects our manufacturing, transportation and packaging costs. If there is any increase in the cost of raw materials, packaging, or oil and natural gas expenses, we may be required to charge higher selling prices for our products to avoid margin deterioration. We cannot provide any assurances regarding the timing or the extent of our ability to successfully charge higher prices for our products, or the extent to which any price increase will affect future sales volumes. Our results of operations may be materially and adversely affected by this volatility.

*We rely on various intellectual property rights, including trademarks, in order to operate our business.*

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, including our patents, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.***

Any dispute or litigation regarding our intellectual property could be costly and time-consuming due to the complexity of our technology that we are currently developing. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products or services, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that we infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed.

***We may not be able to adequately protect our intellectual property, which could harm the value of our brand and branded services and adversely affect our business.***

We may not be able to adequately protect our intellectual property. We may from time to time be required to institute litigation to enforce our intellectual property rights, or to protect our trade secrets. Such litigation could result in substantial costs and diversion of resources and could negatively affect our gross revenues, profitability, and business results regardless of whether we are able to successfully enforce our rights.

***The Company's success depends on the experience and skill of its executive officers and key personnel.***

In particular, we are dependent on Bryan Guadagno, our founder and Chief Executive Officer. The Company has or intends to enter into employment agreements with on Bryan Guadagno, however there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of on Bryan Guadagno, or any executive officer could harm the Company's business, financial condition, cash flow, and results of operations.

***In order for the Company to compete and grow, it must attract, recruit, retain, and develop the necessary personnel who have the needed experience.***

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

***We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.***

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

***The industry in which we operate, and the development and commercialization of our products, is highly competitive.***

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

***Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.***

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships, or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services, and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

***Damage to our reputation could negatively impact our business, financial condition, and results of operations.***

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

***Changes in federal, state, local or international laws and government regulation could adversely impact our business.***

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state and international level. In particular, the Company is subject to the rules and regulations of the FDA. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state, local and international laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

***We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, local or international laws or regulations applicable to us, our business could suffer.***

We are subject to a wide range of federal, state, local and international laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

***Global crises and geopolitical events that are beyond the Company's control, such as COVID-19, the Russo-Ukrainian War and the Israel-Hamas War, can have a significant adverse effect on the business and revenue of the Company.***

Unforeseeable and/or uncontrollable events, such as the outbreak of diseases like COVID-19 and the conflict between Russia and Ukraine and Israel and Hamas, have the potential to negatively impact the Company's business operations. The Company is vulnerable to the occurrence of unpredictable and uncontrollable events, including but not limited to earthquakes, power shortages, telecommunication failures, water scarcity, floods, food and grain shortages, supply chain issues, hurricanes, typhoons, fires, extreme weather conditions, war, medical epidemics, or pandemics (such as the COVID-19 outbreak), as well as other natural or manmade disasters or disruptions to business activities. The manifestation of any of these disruptive events could have serious repercussions on our operational efficiency and financial stability, and result in escalated costs and expenses.

The risks associated with an epidemic, pandemic, or health crisis like COVID-19 could result in a decline and disruption in the travel and hospitality industries or an economic downturn. This would result in a significant reduction in bookings, or the partial or complete withdrawal of guests and/or hosts from our platform, impacting our business and financial results. Moreover, these risks could lead to the complete or partial suspension of operations by business partners, third-party vendors, and service providers.

**Risks Related to the Offering**

*The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.*

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

*Neither the Offering nor the Securities have been registered under federal or state securities laws.*

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

*The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

*The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.*

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

*If the sum of the investment commitments of the Offering does not equal or exceed the Target Offering Amount before the end of the Offering Deadline, no securities will be sold, all investments will be returned, and all commitments will be cancelled.*

The Company has set a Target Offering Amount of $10,000.41 for this Offering. However, there exists a risk that we may not be able to secure the full amount of investment commitments before the end of the Offering Deadline. In the event that the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no securities will be sold in the Offering, all investment commitments will be cancelled. and all committed funds will be returned to the respective investors. Our ability to achieve the Target Offering Amount is contingent on a variety of factors, including market conditions, investor interest, and economic circumstances, which may be beyond our control. Failure to reach the Target Offering Amount could limit our access to the necessary capital to support our strategic initiatives, potentially affecting our business expansion, product development, and overall financial stability.

***The Company has the right to extend the Offering Deadline.***

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

***The Company may also end the Offering early.***

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

***The Company has the right to conduct multiple closings during the Offering.***

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

***Any valuation at this stage is difficult to assess.***

The valuation of the Company for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

***The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.***

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

***We may face potential difficulties in obtaining capital.***

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. The Company currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition, and results of operations.

***You will not be investing directly into the Company, but into a special purpose vehicle.***

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this Offering. That means that you will invest in It's Skinny Reg CF LLC (i.e., the Crowdfunding SPV), becoming a member of the Crowdfunding SPV, and that investment will be used by the Crowdfunding SPV to purchase our Class B Common Stock. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Class B Common Stock. However, it may not always be possible to replicate those rights exactly, because the SPV is a limited liability company formed under Delaware law, as opposed to a Delaware corporation. This sort of arrangement has not been used for investing before, and there may be unforeseen risks and complications. You will also be relying on the Company, as the Manager of the Crowdfunding SPV, to make sure the Crowdfunding SPV complies with Delaware law and functions in accordance with securities laws. The structure of the Crowdfunding SPV is explained further in the section herein titled '*The Offering And The Securities.*'

**Risks Related to the Securities**

***There is no guarantee of a return on an Investor's investment.***

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

***This investment is illiquid.***

There is no currently established market for reselling these securities. If you decide that you want to resell these securities in the future, you may not be able to find a buyer and the securities are otherwise subject to certain transfer restrictions and rights of first refusal in favor of the Company.

***In addition to the transfer restrictions and rights of first refusal imposed on the Securities by the Company, the Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.***

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

***Investors will not have voting rights and will grant a third-party proxy broad power and authority to act on their behalf.***

In connection with investing in this Offering for the purchase of membership interests in the Crowdfunding SPV, and subsequently, for the Crowdfunding SPV to purchase the Class B Common Stock, the Crowdfunding SPV will designate the Chief Executive Officer of the Company (the "**Proxy Appointee**") to act on its behalf, and consequently, to act on behalf of Investors, as agent and proxy in all respects. The Proxy Appointee will be entitled, among other things, to exercise the voting rights (if any) conferred upon the holder of the Class B Common Stock. Thus, by participating in the Offering, investors will grant broad discretion to a third-party (the Proxy Appointee and its agents) to vote on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Class B Common Stock. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the membership interests in the Crowdfunding SPV or a holder of the Class B Common Stock to the Proxy Appointee and grant broad authority to the Proxy Appointee to take certain actions on behalf of the investor, including changing title to the Security.

***The Securities in this offering have no protective provisions.***

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a stockholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

***Investors will not be entitled to any inspection or information rights other than those required by law.***

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

***Securities are presently subject to transfer restrictions and a right of first refusal.***

The Securities are presently subject to certain transfer restrictions and a right of first refusal as set forth in the Company's Bylaws. You are not allowed to sell, transfer, pledge or hypothecate the Securities in any manner whatsoever. If you attempt to do so, the Securities would be further subjected to a right of first refusal in favor of the Company.

***The Securities may be significantly diluted as a consequence of subsequent equity financings.***

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, the Crowdfunding SPV, as the holder of equity securities of the Company, will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

***To attract additional talent, the Company will be required to increase the shares of Common Stock in its equity incentive plan, which will dilute investors in the Securities.***

The Company has shares of Common Stock allocated to its stock plan, which provides for stock options and other stock awards to key hires and personnel. The Company anticipates having to increase the number of shares that must be set aside and reserved for issuance under this pool of stock. When the stock in the plan is increased, it will have the effect of diluting the Investors in the Securities. This type of dilution should be expected by an Investor in the Securities.

In addition, the Company may grant awards to existing service providers (including the Company's management team) for retention, incentive or bonus purposes.

***You will need to keep records of your investment for tax purposes.***

As with all investments in securities, if you sell the Securities, you will probably need to pay tax on the long-term or short-term capital gains that you realize if sold at a profit or set any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you, there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of any securities you sell.

***Some of the Company's other investors have rights to receive information that you may not receive.***

The Company's Investors' Rights Agreement provides that "Major Investors" are entitled to receive information about the company and its financial performance on a quarterly basis. "Major Investors" hold at least 212,800 shares of Preferred Stock (as adjusted) and do not include any investors in this Offering. Thus, Major Investors may have access to information about the company and its financial performance that you do not have.

***There is no present market for the Securities, and any valuation of the Securities at this stage is difficult to assess.***

The Offering price was not established in a competitive market and the valuation for the Securities was established by the Company in its discretion. The Company has set the price of its Class B Common Stock at $2.32 per share, plus a 2% Investor Transaction Fee for each transaction (see "*The Offering And The Securities*") for more details on this fee. The Investor Processing Fee is intended to offset transaction costs and, though this fee is counted towards the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our Company accordingly.

Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of an early-stage company. The issuance of additional shares of Class B Common Stock, other capital stock or additional option grants may dilute the value of your holdings.

In addition, unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. We have set the price of the Securities with reference to the general status of the securities market and other relevant factors. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

***The Subscription Agreement and the Company's Certificate of Incorporation has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.***

In order to invest in this Offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related federal securities laws. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Investors will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

***Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.***

Investors in this Offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities, or by the Company, of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

## *Minority Holder; Securities with Voting Rights*

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.**

# BUSINESS

## Description of the Business

It's Skinny, Inc. is a corporation formed in Delaware on May 19, 2022. The Company exists to make it easy to live better. We serve 1 in 7 underserved consumers in the keto, paleo, diabetic and celiac communities (and many more) by making low calorie and zero net carb pasta taste good. The Company's purpose is to manufacture and sell products to consumers throughout North America under the brand name 'It's Skinny'. The Company's flagship product is a low carb, low calorie, and gluten free pasta called It's Skinny Pasta.

## Business Plan

It's Skinny serves more than 1 in 7 underserved consumers by making low calorie and zero net carb pasta taste good. It's Skinny Pasta is a low glycemic, gluten free, ketogenic pasta alternative with 4.5 calories per serving and 0 net carbs.

**The Problem:** Gluten-free does not mean "good for you". The gluten-free pasta category is dominated by high-calorie, high carbohydrate options. Wheat and grain pasta contains gluten. Legume-based pasta is high calorie, high carb, and not an option for low glycemic diets. Rice-based pasta is high calorie, high carb, and not an option for low glycemic diets.

**The Solution:** It's Skinny provides a fresh take that is more approachable than the competition with packaging that resonates with mainstream consumers. The Company targets distribution directly in the mainstream pasta aisle of the grocery store so that the product has high discoverability. The product has zero net carbs and is ready to eat right out of the bag. It's Skinny is changing the pasta aisle to meet huge consumer demand with its gluten free, keto, Paleo, low glycemic, 9 calorie pasta.

**The Business:** It's Skinny sells products to retail channels, through its ecommerce store, and on Amazon. The Company secures a significant margin on each sale to make a profit. At the time of this Form C, It's Skinny has amassed a consumer base putting them in roughly 300,000 households in the United States along with achieving the following milestones:

- Repeat purchase rate >35% online
- Over 7,000 purchase subscribers
- 6,000+ stores activated for retail distribution
- 30,000+ social followers

**18 Month Plan:** It's Skinny intends to use proceeds from its current offering (deployed over 18 months) to enhance its velocity (the rate at which items are purchased from grocery store shelves) in key retail accounts. We expect to do that by winning additional consumers and also increasing the rate at which current consumers purchase and consume our product. We have a variety of different marketing tools at our disposal to accomplish this goal.

We expect the bulk of our growth over the next 18 months to come from the Company's current four varieties of pasta: Spaghetti, Fettuccine, Angel Hair, and Rice, fueled largely by enhanced brand awareness. With that said, we do plan to invest in new item launches digitally to increase average order value and enhance consumer experience for our most loyal customers.

**Growth Thereafter:** Our phase of growth following the 18 month plan is expected to come from a large national retail push for our four main SKUs along with a national retail push for innovation items that have successfully performed online. We also anticipate some international expansion coupled with continued product innovation testing for the digital environment.

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| It's Skinny Spaghetti | 9 calorie, 0 net carb pasta alternative | North America |
| It's Skinny Fettuccine | 9 calorie, 0 net carb pasta alternative | North America |
| It's Skinny Angel Hair | 9 calorie, 0 net carb pasta alternative | North America |
| It's Skinny Rice | 9 calorie, 0 net carb pasta alternative | North America |
| It's Skinny Mac | 5 net carbs, All of the Flavor | North America |

**Competition**

The food and beverage consumer products markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, value and packaging are also important differentiating factors.

We face competition across our product lines from brands such as Miracle Noodle, Palmini, GoodWheat, Barilla, Banza, Raos, and De Cecco.

**Customer Base**

The majority of our revenue and customer base is through brick & mortar grocery retail sales, as well as Amazon sales and direct-to-consumer e-commerce.

**Supply Chain**

Although the Company is dependent upon certain third party vendors, including suppliers, the Company has access to alternative vendors and suppliers in the event its current third party vendors or suppliers are unable to provide manufacturing services or supplies or if any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third party vendor or supplier would cause a major disruption to its business, although it could cause short-term limitations or disruptions. Please see the section titled *"Risk Factors"* for additional considerations.

**Intellectual Property**

| Application or Registration # | Title | Description | File Date | Grant Date | Country |
|---|---|---|---|---|---|
| Reg. No. 6592098 | IT'S SKINNY | Standard Character Mark | August 11, 2020 | December 14, 2021 | US |
| App. No. 98114002 | IT'S SKINNY MAC | Standard Character Mark | August 2, 2023 | - - - | US |
| App. No. 98200455 | FETTUTINI | Standard Character Mark | September 27, 2023 | - - - | US |
| App. No. 202101863 | IT'S SKINNY | Word Mark | February 11, 2021 | - - - | NO |

In addition, the Company owns the following domain names:

9calories.com
itskinnypasta.com
itskinnyrice.com
itskinnysoups.com
itsskinny.biz
itsskinny.co
itsskinny.co.uk
itsskinny.com
itsskinny.info
itsskinny.me
itsskinny.net
itsskinny.org
itsskinny.us
itsskinnypasta.biz
itsskinnypasta.co
itsskinnypasta.com
itsskinnypasta.info
itsskinnypasta.net
itsskinnypasta.org
itsskinnypasta.us
itsskinnyrice.biz
itsskinnyrice.co
itsskinnyrice.com
itsskinnyrice.info
itsskinnyrice.me
itsskinnyrice.net
itsskinnyrice.org
itsskinnyrice.us
itsskinnysauces.com
itsskinnysoup.biz
itsskinnysoup.co
itsskinnysoup.com
itsskinnysoup.info

itsskinnysoup.net
itsskinnysoup.org
itsskinnysoup.us
itsskinnysoups.co
itsskinnysoups.com
itsskinnysoups.info
itsskinnysoups.net
itsskinnysoups.org
itsskinnysoups.us
itsskinnyspices.com
pasta-reimagined.com
pastaimagined.com
pastareimagined.biz
pastareimagined.co
pastareimagined.com
pastareimagined.info
pastareimagined.net
pastareimagined.org
pastareimagined.us

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual property assignment and confidentiality agreements with the Company's employees, advisors and consultants.

**Governmental/Regulatory Approval and Compliance**

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities and international regulations. In particular, the Company is subject to the rules and regulations of the FDA. These laws and regulations are subject to change.

**Litigation**

The Company is not subject to any current litigation or threatened litigation.

# USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

| Use of Proceeds | % of Proceeds if Target Offering Amount Raised | Amount if Target Offering Amount Raised | % of Proceeds if Maximum Offering Amount Raised | Amount if Maximum Offering Amount Raised |
|---|---|---|---|---|
| Intermediary Fees * | 8.5% | $850.03 | 8.5% | $104,974.84 |
| Product Development | 2.0% | $200.00 | 2.0% | $24,699.96 |
| Staffing | 8.1% | $810.03 | 8.1% | $100,034.85 |
| Working Capital | 0.4% | $40.03 | 0.4% | $4,940.00 |
| Retail Marketing / Advertising / Promotional Activity | 40.5% | $4,050.16 | 40.5% | $500,174.24 |
| Digital Marketing | 40.5% | $4,050.16 | 40.5% | $500,174.24 |
| **Total** | **100%** | **$10,000.41** | **100%** | **$1,234,998.13** |

* This figure excludes fees to the Company's advisors, such as attorneys and accountants. In addition, the Company will charge each Investor an Investor Processing Fee of two percent (2%) of the Investor's investment amount, which is reflected in the table above.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements, or the Company's Board of Directors may pursue an alternative strategy, which would impact the allocations set forth above.

# DIRECTORS AND OFFICERS

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| Bryan Guadagno | Director, Chief Executive Officer, President and Secretary | Officer and Co-Founder at the Company | Bachelor of Science in Finance at Indiana University Kelley School of Business |
| Elad Barkan | Director | Director and Co-Founder at the Company | The Open University of Israel |
| Kip McClanahan | Director | General Partner at Silverton Partners | Bachelor of Science in Electrical Engineering at the University of Texas at Austin |

## Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

## Employees

The Company currently has 8 employees.

# CAPITALIZATION, DEBT AND OWNERSHIP

## Capitalization

The Company's authorized Capital Stock consists of (i) 14,501,484 shares of common stock, par value $0.0001 per share (the "**Common Stock**"), of which 11,915,090 shares with the par value of $0.0001 per share shall be a separate class designated as Class A Common Stock ("**Class A Common Stock**"), and 2,586,394 with the par value of $0.0001 per share shall be a separate class designated as Class B Common Stock ("**Class B Common Stock**"), and (ii) 4,600,000 shares of Series A preferred stock, par value $0.0001 per share (the "**Series A Preferred Stock**", together with the Common Stock, the "**Capital Stock**"). As of the date of this Form C, 8,986,300 shares of Class A Common Stock and 4,255,400 shares of Preferred Stock are issued and outstanding.

### *Outstanding Capital Stock*

As of the date of this Form C, the Company's outstanding Capital Stock consists of:

| Type | Class A Common Stock |
|---|---|
| **Amount Outstanding** | 8,986,300 |
| **Par Value Per Share** | $0.0001 |
| **Voting Rights** | Each holder of the Company's Common Stock is entitled to 1 vote per share. |
| **Anti-Dilution Rights** | None. |
| **Other Rights** | Right to three (3) seats on the board of directors |

| Type | Series A Preferred Stock |
|---|---|
| **Amount Outstanding** | 4,255,400 |
| **Par Value Per Share** | $0.0001 |
| **Voting Rights** | Each holder of the Company's Series A Preferred Stock is entitled to 1 vote per share. |
| **Anti-Dilution Rights** | None. |
| **Other Rights** | (a) Original Issue Price of $0.890251 per share;<br>(b) Right to receive dividends when declared;<br>(c) Liquidation Preference equal to greater of (i) Original Issue Price, plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares converted into Common Stock;<br>(d) Right to convert into Common Stock at any time at the Original Issue Price;<br>(e) Automatic conversion into Common Stock upon a firm-commitment underwritten public offering pursuant to an effective registration statement ;under the Securities Act of 1933, as amended;<br>(f) Protective provisions so long as at least 25% of the shares of Series A Preferred Stock remain outstanding;<br>(g) Holders of greater than a specified number of Series A Preferred Stock are qualified as Major Investors and have additional rights. |

***Outstanding Options, Safes, Convertible Notes, Warrants***

As of the date of this Form C, the Company has the following additional securities outstanding:

| Type | SAFE (Simple Agreement for Future Equity) |
|---|---|
| **Principal Amount Outstanding** | $1,269,444 |
| **Security Issuable Upon Exercise** | Preferred Stock (or Common Stock upon a liquidity event) |
| **Voting Rights** | The holders of SAFEs are not entitled to vote |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Valuation cap of $20,000,000 |

| Type | Warrant to Purchase Series A Preferred Stock |
|---|---|
| **Shares Issuable Upon Exercise** | 336,900 |
| **Voting Rights** | The holders of warrants are not entitled to vote |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Valuation cap of $20,000,000 |

| Type | Options to Purchase Common Stock Issued Under the 2022 Equity Incentive Plan |
|---|---|
| **Shares Issuable Upon Exercise** | 871,600 |
| **Voting Rights** | The holders of Options to purchase Common Stock are not entitled to vote |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price. |

*Outstanding Debt*

In addition to trade payables and other short term debt incurred in the ordinary course of business, such as credit cards, the Company is party to a credit facility with Decathlon Alpha V, L.P. in the amount of $2,000,000 (the "**Decathlon Facility**"). As of the date of this Form C, the Company has drawn $2,000,000 of the Decathlon Facility.

## Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Sold | Amount of Securities Issued | Use of Proceeds | Issue Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| SAFE (Simple Agreement for Future Equity) | $276,500 | 310,100 | Product development; general corporate purposes | October 8, 2021 (last date of issue) | Section 4(a)(2) |
| Series A Preferred Stock | $3,042,000 | 3,417,000 | Product development; general corporate purposes | May 19, 2022 (last date of issue) | Regulation D, Rule 506(b) |
| SAFE (Simple Agreement for Future Equity) | $471,000 | 528,300 | Product development; general corporate purposes | April 16, 2022 (last date of issue) | Section 4(a)(2) |
| SAFE (Simple Agreement for Future Equity) | $1,269,444 | None | Product development; general corporate purposes | December 1, 2023 (last date of issue) | Section 4(a)(2) |

## Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Amount and Type or Class Held | Percentage Ownership (in terms of voting power) |
|---|---|---|
| IT Fund I, a series of Elevator Studio Syndicate, LP | 3,417,000 shares of Series A Preferred Stock | 25.805% of the outstanding ownership |

| | | |
|---|---|---|
| SP True Food Holdings, LLC | 4,998,200 shares of Series A Preferred Stock | 37.746% of the outstanding ownership |

# FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A and Exhibit B.**

## Cash and Cash Equivalents

As of December 31, 2021, the Company had an aggregate of $8,608 in cash and cash equivalents. As of December 31, 2022 the Company had an aggregate of $1,201,649 in cash and cash equivalents.

The Company's approximate runway based on cash and cash equivalents at hand is 12 months.

## Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled *"Use of Proceeds"*, which is an indispensable element of our business strategy.

The Company has historically been capitalized by raising capital through securities offerings. The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company. Absent additional capital, the Company may be forced to significantly reduce expenses and could become insolvent.

If the Company raises only the Target Offering Amount, we anticipate the Company will be able to operate for one (1) year, based on a current monthly burn rate of $100,000 as of October 2023 for expenses related to advertising and marketing, payroll, benefits & professional fees, and other corporate expenses. If the Company raises the Maximum Offering Amount, we anticipate the Company will be able to operate for two (2) years, based on the same monthly burn rate and expenses.

## Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

## Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre- Offering valuation to the Company; the Securities are priced arbitrarily, and the Company makes no representations as to the reasonableness of any specified valuation cap.

## Material Changes and Other Information

### Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> and <u>Exhibit B</u> for subsequent events and applicable disclosures.

# TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

## Related Person Transactions

The Company has conducted the following transactions with related persons: N/A

## Conflicts of Interest

The following transaction may present a conflict of interest:

The Company has issued a SAFE (Simple Agreement for Future Equity) in the amount of $50,000 to the brother of Elad Barkan, a director of the Company.

# THE OFFERING AND THE SECURITIES

## The Offering

### *Overview*

The Company is offering a minimum amount of $10,000.41 (the "**Target Offering Amount**") and up to a maximum amount of $1,234,998.13 (the "**Maximum Offering Amount**") of Class B Common Stock (the "**Securities**"), at a purchase price of $2.32 per share (which includes a 2% Investor Processing Fee per transaction) on a contingency basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by March 28, 2024 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In conjunction with the Securities offered for sale to Investors by the Company in this Offering, the Company is offering to Investors, on the conditions set forth in the section titled "*Investment Incentives and Bonuses*", Bonus Shares, in each case depending on, and determined on the basis of, the date and amount of a given Investor's purchase. No additional consideration will be received by the Company for issuance of Bonus Shares, and it will absorb all costs of the Bonus Shares' issuance.

### *Crowdfunding SPV*

As an investor in this Offering, you will be purchasing membership interests in It's Skinny Reg CF LLC (i.e., the Crowdfunding SPV), which will be the entity holding the Securities and which will have the rights of a holder of the Securities of the Company, pursuant to the SPV Subscription Agreement (as defined below) attached hereto as Exhibit G. The Crowdfunding SPV was organized as a Delaware limited liability company for the sole purpose of serving as a conduit for Investors to invest in the Company and will not have a separate business purpose. An investment in the Crowdfunding SPV will allow Investors to achieve the same economic exposure, voting power (the Securities will be non-voting) and information rights in the Class B Common Stock as if they had invested directly with the Company.

### *Investor Confirmation Process*

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by DealMaker Securities LLC (the "**Intermediary**"), including executing the subscription agreement for the purchase of the Crowdfunding SPV's membership interests (the "**SPV Subscription Agreement**"), and complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Enterprise Bank and Trust until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **<u>Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.</u>**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

## *Material Changes*

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

## *Intermediate Closings*

In the event an amount exceeding the Target Offering Amount, by at least 10% is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company and (ii) that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new offering deadline.

## *Investor Limitations*

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed

$124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

**THE ESCROW AGENT SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.**

*Commission/Fees*

The Intermediary will receive a cash commission in the amount of 8.5% of the dollars raised in the Offering.  The Intermediary's affiliates will receive a fixed fee of $13,000, and monthly fees of $17,000.

## The Securities

We request that you please review this Form C, the Company's Amended and Restated Certificate of Incorporation attached as Exhibit D (the "**Charter**"), the form of Amended and Restated Bylaws attached as Exhibit F (the "**Bylaws**"), the SPV Subscription Agreement attached as Exhibit G, the operating agreement of the Crowdfunding SPV attached as Exhibit H, (collectively, the "**Governing Agreements**"), in conjunction with the following summary information. All statements in this section are qualified in their entirety with reference to the Governing Agreements.

*Terms of the Class B Common Stock*

*Voting and Control*

The Securities have no voting rights (either with regard to actions by the Crowdfunding SPV or the Company's Class B Common Stock being held by the Crowdfunding SPV) unless otherwise provided for by the Company.  In addition, to facilitate the holders being able to act together and cast a vote as a group, any securities acquired upon conversion of the Securities will not confer the holder with any voting rights, but rather the Proxy Appointee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The rights of the Class B Common Stock may be changed by an amendment to the Company's Bylaws or Charter. Investors do not have the right to vote on any such amendment.

The Company and its stockholders are subject to the Charter, Bylaws and, certain of the stockholders are subject to the Company's Investors' Rights Agreement, which collectively provide for certain provisions related to, among other things, (i) authorized classes of Capital

Stock, (ii) voting requirements relating to board composition; (iii) matters requiring approval of certain of the holders of Preferred Stock; (iv) information rights of the holders of Preferred Stock; (vi) rights of first refusal, co-sale and drag-along rights; and (vi) preemptive rights to holders of Preferred Stock. The Securities will not be subject to the Company's Investors' Rights Agreement.

Existing shares of Class A Common Stock and Preferred Stock outstanding all have superior voting rights to the Securities being sold in this Offering.

### *Dividend Rights*

Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Company's board of directors (the "**Board**") out of legally available funds. We have never declared or paid cash dividends on any of our Capital Stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

### *Right to Receive Liquidation Distributions*

In the event of our liquidation, dissolution, or winding up, holders of Class B Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

### *Anti-Dilution Rights*

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have, indirectly, in the Company.

### *Rights and Preferences*

The rights, preferences and privileges of the holders of the Company's Class B Common Stock are subject to and may be adversely affected by the rights of the holders of shares any additional classes of stock that we may designate in the future.

### *Restrictions on Transfer*

No holder of the Securities may transfer, assign, encumber, hypothecate, pledge, convey in trust, gift, transfer by bequest, devise or descent or otherwise make the subject of disposition any shares of its Class B Common Stock unless such transaction is first approved in writing by a majority of the disinterested members of the Board (which approval may be withheld for any reason). The shares of Class B Common Stock are also subject to a right of first refusal in favor of the Company as set forth in the Company's Bylaws, attached hereto as Exhibit F.

Further, any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Further, any transfer of the Securities will be subject to the right of first refusal set forth in the Company's Bylaws.

Finally, upon the event of an IPO, the Securities will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

### *Other Material Terms*

The Securities do not have a stated return.

### *Transfer Agent and Registrar*

DealMaker Transfer Agent LLC will act as transfer agent and registrar for the Securities.

## COMMISSION AND FEES

At the conclusion of the Offering, the Company shall pay a fee of eight and one-half percent (8.5%) of the amount raised in the Offering to the Intermediary. The Intermediary's affiliates will receive a fixed fee of $13,000, and monthly fees of $17,000.

## TAX MATTERS

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

## LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

## DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form

C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

## ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance, reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

# SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Bryan Guadagno
(Signature)

Bryan Guadagno
(Name)

Chief Executive Officer and Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Bryan Guadagno
(Signature)

Bryan Guadagno
(Name)

Chief Executive Officer and Director
(Title)

March 7, 2024
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Kip McClanahan
_____
(Signature)

Kip McClanahan
_____
(Name)

Director
_____
(Title)

March 7, 2024
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Elad Barkan
_____
(Signature)

Elad Barkan
_____
(Name)

Director
_____
(Title)

March 7, 2024
_____
(Date)

# EXHIBIT A

*Company Financial Statements*

# EXHIBIT B

*It's Skinny Reg CF LLC Inception Financials*

# EXHIBIT C

*Offering Page found on Intermediary's Portal*

# EXHIBIT D

*It's Skinny, Inc. Amended and Restated Certificate of Incorporation*

# EXHIBIT E

*It's Skinny Reg CF LLC Operating Agreement*

# EXHIBIT F

*It's Skinny, Inc. Amended and Restated Bylaws*

**EXHIBIT G**

*It's Skinny Reg CF LLC Subscription Agreement*

# EXHIBIT H

*Video Transcript*